December 19, 2007

John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:     Stifel Financial Corp. File # 1-9305
            Form 10-K for the fiscal year ended December 31, 2006
            Form 10-Q for the period ended September 30, 2007

Dear Mr. Cash:

            On behalf of Stifel Financial Corp. ("the Company") we are responding to the comments of the staff of the Securities and Exchange Commission in your letter dated December 6, 2007 to James M. Zemlyak, Senior Vice President, Chief Financial Officer, Treasurer , and Director of the Company, with respect to the Company's Form 10-K and Form 10-Q referred to above.

            In response to your letter, set forth below are your comments in italics followed by the Company's responses to your comments.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 21

1.         We have reviewed your response to our prior comment one and note the revisions you have made to your disclosure in your Form 10-Q for the period ended September 30, 2007. Please further revise your future filings to more specifically explain and quantify the impact of the cited pricing pressures and the realization of your expected merger benefits and synergies. There is a concern that readers may not fully understand the specific business, economic, and competitive factors that have precipitated these pricing pressures nor the extent of the impact on the corresponding revenue and expense accounts. Please supplementally provide us with a responsive disclosure.

Company Response:

We note your comment that some readers may not fully grasp the effect of the pricing pressures we describe in our risk factor on page 11 of our Form 10-K for the year ended December 31, 2006 on our revenues and expenses. However, to date, these pricing pressures have not had a significant impact on our results of operations and we believe that it would not be possible to accurately quantify any potential impact that these pricing pressures may have, and in any event may, under certain circumstances, represent confidential pricing information. To address the Staff's comment and concern however, we will include in the Executive

Summary in our future filings further discussion in substantially the following form:

The Company is subject to increased pricing pressures, principally in the Equity Capital Markets segment. Institutional clients seek to decrease the cost of trade execution by unbundling payments for trade execution from payments for research products and services, both of which we provide. As a result of the Company's focus on providing trade executions and highly regarded research products and services on a bundled basis, neither revenues from institutional clients nor profit margins on those revenues have decreased as a result of these pricing pressures.

We further note your comment to further explain and quantify the expected merger benefits and synergies. To address the Staff's comment, we will further expand the Executive Summary in our future filings to include discussion in substantially the following form (additional language shown in italics):

The Company's overall financial results continue to be highly and directly correlated to the direction and activity levels of the United States equity markets and the increased activity from the successful integration of the LM Capital Markets business acquired on December 1, 2005, the Ryan Beck acquisition on February 28, 2007, the First Service acquisition on April 2, 2007, and the Company's continued expansion of the Private Client Group ("PCG"), including the Miller Johnson Steichen and Kinnard ("MJSK") purchase on December 5, 2006. The latter three acquisitions have contributed the following amounts of net revenues for the nine-month period ended September 30, 2007: Ryan Beck -$134.4 million; First Service - $2.9 million; and MJSK - $11.8 million. As a result of these latter three acquisitions, the Company added 1,043 employees and 51 private client group offices.

The Company's quarterly and year to date results have also been impacted by the increased operating costs resulting from the integration of Ryan Beck which was acquired on February 28, 2007. As a result of the Ryan Beck acquisition, occupancy and equipment rental, communications and office supplies, and other operating expenses increased $6.2 million, $4.1 million, and $3.2 million, respectively, for the nine months ended September 30, 2007. However, as the Ryan Beck Private Client offices have converted to Stifel Nicolaus, the Company has realized cost savings in commissions and floor brokerage fees through the elimination of clearing fees that Ryan Beck paid to a third party clearing agency, as the Company is able to more efficiently self-clear those transactions. These commissions and floor brokerage cost savings have been partially offset by increased administrative and operational costs for additional personnel added to handle the increased volume of transactions. The Company has realized some synergies through reduced overhead costs as a percentage of net revenues through the third quarter and anticipates realizing further future overhead synergies after the conversion of back office and operations personnel is completed in the fourth quarter. For the nine months ended September 30, 2007 and 2006, total non-interest expenses in the Company's "Other" segment as a percentage of net revenues was 17.3% and 20.2%, respectively. In addition, for the nine months ended September 30, 2007, the Company has incurred acquisition related expenses associated with the Ryan Beck acquisition consisting of: 1) $22.7 million of employee compensation and benefits costs, including $1.0 million for Ryan Beck positions that will be eliminated by year-end, principally for the amendment and acceleration of vesting of the Ryan Beck deferred compensation plan; and 2) $6.5 million in other operating expenses. See further discussion of these acquisition related charges in the Results of Operations for Other Segment - Nine Months. The Company does not anticipate significant conversion or acquisition related charges in the future related to the Ryan Beck acquisition.

Core Earnings, page 30

2.         We have reviewed your response to our prior comment two. We continue to be concerned about your exclusion of your acquisition-related charges. Your current disclosures may confuse investors about the level of compensation that will be required on an ongoing basis to generate the levels of revenue you have realized as a result of your acquisitions. We note your disclosure in your risk factors (page 10) regarding the intense competition for personnel in your industry and the fact that the cost of retaining skilled professionals has intensified. We also note your disclosure that the success of your acquisitions depends on your ability to retain key personnel from Ryan Beck and Legg Mason. We are therefore concerned that your current discussion and presentation of Core Earnings may cause investors to expect that the same revenue amounts can be generated in the future even though employees will be paid significantly less compensation. This outcome appears highly speculative and the concern is heightened by the inclusion of nonrecurring income, the apparent recurrence of these compensation charges, and the discussion of future acquisitions on pages 10-11. As a result, we believe that this presentation and discussion should be omitted from future filings.

Company Response:

The Company will remove this presentation and discussion from future filings.

Consolidated Statement of Cash Flows, page 53

3.         We have reviewed your response to our prior comment seven. Please provide us with a substantive analysis regarding how you considered the AICPA Technical Practice Aid, "Presentation of Cash Overdrafts on Statement of Cash Flows" and SFAS 95 in determining that is was appropriate to classify your book overdrafts as an operating activity. In addition, please tell us whether any of your outstanding checks and electronic payments that have not yet been presented for payment at the bank were transacted on bank accounts that were included in your cash balance as of December 31, 2006.

Company Response:

As discussed in our November 13, 2007 response, drafts payable represent outstanding checks and electronic transfers that have not yet been presented for payment at the bank. Specifically, these are drafts utilized in our normal brokerage operations to pay clients money from their brokerage accounts. The drafts are written out of a zero balance account ("ZBA account") and are funded by transfers from the Company's operating account as they are presented for payment at the bank. At the end of any given day, the balance in this drafts account is zero, so there are no bank overdrafts, only book overdrafts. The Company's operating cash account that funds this ZBA account has a positive balance.

The Company considered the AICPA Technical Practice Aid, "Presentation of Cash Overdrafts on Statement of Cash Flows" and the inquiry and reply discussed therein with regard to the bank account in an overdraft position. The AICPA reply referenced SFAS 95 "Statement of Cash Flows" and stated that the net change in overdrafts during the period is a financing activity. We believe that this is different from our situation, in that the example was a bank overdraft and did not discuss the treatment of a book overdraft. In the Company's situation, when the draft payable check or electronic transfer is issued to the client, the Company debits "payable to customers" (an operating activity) and credits "drafts payable." At the time of the issuance of the draft, the Company has no financing activity with the bank as the bank has not extended credit as would be the case if the bank account were overdrawn. Paragraph 18 of SFAS 95 indicates that financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit. The Company's drafts payable transactions do not represent any of those activities and occur within the day-to-day operations of our broker-dealer business as agent for our clients. Since these drafts payable transactions relate to other operating activities, specifically "payable to customers", we believe the proper presentation of this transaction is as an operating activity.

Note A. Summary of Significant Accounting and Reporting Policies, page 55

4.         We have reviewed your response to our prior comment eleven. Given the importance of revenue recognition to a user's understanding of your results, we continue to believe that your revenue recognition practices may be clarified in future filings, either in the Business section or in the accounting policies footnote. Please consider clarifying the following issues in your future disclosures:

?    There have been no significant expenses recognized for incomplete transactions;

?    Your revenue derived from contractual obligations is regarded when payments are earned and contractually due;

?    You do not have any incentive income subject to repayment;

?    You account for proprietary research reports as a cost of doing business; and

?    You do not offer discounts on your commission rates.

Company Response:

The Company will expand its disclosures in future filings to address the issues above. The following revenue recognition policy disclosures will be revised as follows with the new language in italics.

Investment Banking

Investment banking revenues include advisory fees, management fees, underwriting fees, net of reimbursable expenses, and sales credits earned in connection with the distribution of the underwritten securities. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is determinable. Revenues derived from contractual arrangements, typically advisory fees, are recorded when payments are earned and contractually due. Expenses associated with investment banking transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. For the periods presented, there were no significant expenses recognized for incomplete transactions. (if true). The Company has not recognized any incentive income that is subject to contingent repayments (if true).

Security Transactions

Customer security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Commission revenues are recorded at the amount charged to the customer, which, in certain cases, may include varying discounts. Principal securities transactions are recorded on a trade date basis. The Company distributes its proprietary equity research products to its client base of institutional investors at no charge. These proprietary equity research products are accounted for as a cost of doing business.

Item 9A. Controls and Procedures, page 82

5.         We have reviewed your response to our prior comment 14. Your disclosure in your Form 10-Q for the period ended September 30, 2007 still does not comply with the requirements of Exchange Act Rule 13a-15(e). In particular, you have incorrectly defined disclosure controls and procedures. We remind you that disclosure controls and procedures are meant to ensure that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required and are meant to ensure that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. If you continue to choose to define disclosure controls and procedures, please ensure that you fully define the term and that your officers' conclusion on the effectiveness of disclosure controls and procedures covers all parts of the definition. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

Company Response:

The Company will modify its disclosure in future filings to fully define disclosure controls and procedures in accordance Exchange Act Rule 13a-15(e) as follows:

Under rules promulgated by the SEC, disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the issuer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

If you have any additional questions on the above information, please feel free to contact me at 314-342-2000.

Sincerely,

Stifel Financial Corp.

/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President, Chief Financial Officer,
Treasurer, and Director